Exhibit 2

Date: February 22, 2013

To: All Canadian Securities Regulatory Authorities

Subject: DENISON MINES CORP.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Special Meeting
Record Date for Notice of Meeting :	March 20, 2013
Record Date for Voting (if applicable) :	March 20, 2013
Beneficial Ownership Determination Date :	March 20, 2013
Meeting Date :	May 09, 2013
Meeting Location (if available) :	Toronto, ON
Issuer is sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Annual Financial Statements/MD&A delivered to:	No Annual Report (or Annual Financial
Statements) is (are) included in this mailing
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
Beneficial Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Consent Type(s):	n/a
Holder Provinces-Territories:	n/a
NAA for Registered Holders	No
Registered Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Provinces-Territories:	n/a

Voting Security Details:

Description	CUSIP Number	ISIN
NEW COMMON	248356107	CA2483561072

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for DENISON MINES CORP.